April 6, 2020

James L. Dolan
Chief Executive Officer
MSG Entertainment Spinco, Inc.
Two Pennsylvania Plaza
New York, NY 10121

       Re: MSG Entertainment Spinco, Inc.
           Registration Statement on Form 10-12B
           Filed March 6, 2020
           File No. 001-39245

Dear Mr. Dolan:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Trade &
Services
cc:    Robert W. Downes, Esq.